Exhibit 99.6

ATOTECH LIMITED
3rd Floor, 44 Esplanade
St Helier, Jersey JE4 9WG

VOTE BY INTERNET
Go to www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on October 29, 2021. Have your proxy card in hand when you access the web site and follow the instructions toobtain your records and to create an electronic voting instruction form.

VOTE BY PHONE
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on October 29, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 so as to be received by 11:59 p.m. Eastern Time on October 29, 2021.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ATOTECH LIMITED

Court Meeting of Shareholders

The Board of Directors recommends you vote FOR thefollowing:

	For	Against
I. Considering, and if thought fit, approving the Scheme referred to in the notice convening the Court Meeting contained in Part IX of the Scheme Document to which this proxy relates.	❑	❑

General Meeting of Shareholders

The Board of Directors recommends you vote FOR thefollowing:

I. To give effect to the scheme of arrangement between the Company and the Scheme Shareholders:	For	Against	Vote Withheld
1. to authorize the directors of Atotech Limited to take all such action as they may consider necessary or appropriate; and	❑	❑	❑
2. to make certain amendments to the articles of association of Atotech Limited,	❑	❑	❑

in each case as more particularly set out in the notice of this General Meeting in "*Part X Notice of General Meeting*" of the Scheme Document to which this proxy relates.

NOTE: Such other business as may properly come before the meeting or any continuation, adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Court Meeting and the General Meeting of Shareholders: The Scheme Document (which includes the notice of Court Meeting in Part IX and the notice of General Meeting in Part X) and Virtual Meeting Guide are available at https://investors.atotech.com/. ATOTECH LIMITED Court Meeting of shareholders November 3, 2021 at 10:00 AM Eastern Time (2:00 PM London Time) and General Meeting of shareholders November 3, 2021 at 10:15 AM Eastern Time (2:15 PM London Time) This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) the Chairperson of the General Meeting as proxy, with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares in the capital of ATOTECH LIMITED having a nominal value of $0.10 each that the shareholder(s) is/are entitled to vote at the Court Meeting and the General Meeting of shareholders to be held at 10:15 AM Eastern Time (2:15 PM London Time) on November 3, 2021,held at the offices of Latham & Watkins (London) LLP located at 99 Bishopsgate, London EC2M 3XF, United Kingdom, and any continuation, adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, the proxy may vote for or against the resolutions or may withhold their vote at his/her discretion. The proxy is authorized to vote upon such other business as may properly come before the Court Meeting or the General Meeting, or, in either case, any continuation, adjournment or postponement thereof, in their discretion. Unless otherwise defined, terms used in this proxy shall have the meaning given to them in the scheme document published by Atotech Limited on September 28, 2021 (the “Scheme Document”). Continued and to be signed on reverse side